April 6, 2022 Via email U.S. Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549 Attn: Daniel Duchovny

Re:	New York City REIT, Inc.
Preliminary Proxy Statement filed by COMRIT Investments 1, LP, COMRIT
Investments Ltd., I.B.I. Investment House Ltd, Ziv Sapir, and Sharon Stern
Filed March 11, 2022
File No. 001-39448

Dear Ladies and Gentlemen:

We are writing this letter on behalf of Comrit Investments 1, LP, Comrit Investments Ltd., I.B.I. Investment House Ltd, Ziv Sapir, and Sharon Stern (collectively, the “COMRIT Parties”) in response to the letter, dated March 18, 2022, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the COMRIT Parties’ response thereto.

Preliminary Proxy Statement

Background to the Solicitation, page 4

1. Refer to the entries for February 21 and 25, 2022. Please revise your description of the exchange of correspondence and telephone calls relating to the stockholder list to briefly describe all of the company’s reasons for rejecting your request, as set forth in the company’s letter to your counsel.

Response: We have revised the description of the exchange of correspondence to describe all of the company’s reasons for rejecting our request.

Proposal No. 1, Election of Director, page 12

2. Please revise the biographical information of your nominee to disclose, if true, that she also serves as president of Edifice Montfield, and president and secretary of Sharon Lambert-Closse Inc.

Response: The nominee does serve in the referenced capacities with Edifice Montfeld and Sharon Lambert-Closse Inc., respectively. However, the nominee is not employed by either of these entities, and neither entity is a public company. Accordingly, the nominee’s experience with both entities is not subject to disclosure under Section 401 of Regulation S-K.

U.S. Securities and Exchange Commission Division of Corporation Finance April 6, 2022 Page 2

Voting and Proxy Procedures - Quorum; Broker Non-Votes; Discretionary Voting, page 16

3. Please provide us support for your description of the application of NYSE Rule 452 with respect to brokers’ discretionary authority with respect to the matters to be voted on at the upcoming meeting and to the effect of broker non-votes on meeting the quorum requirement.

Response: We have revised our description of the application of NYSE Rule 452 with respect to brokers’ discretionary authority on matters to be voted on at the upcoming meeting and to the effect of broker non-votes on meeting the quorum requirement to align such descriptions with applicable NYSE rules and interpretations.

Form of Proxy Card, page 23

4. Please confirm that in the event you select a substitute nominee prior to the Annual Meeting, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Response: We confirm that, in the event that the COMRIT Parties select a substitute nominee prior to the Annual Meeting, they will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

We appreciate the Staff’s continued review and look forward to hearing from you with respect to this response letter. If you require any additional information on these issues, or if we can provide you with any other information to facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach the undersigned at (404) 572-6926 or by email at amy.wilson@bclplaw.com.

Sincerely,

Amy Taylor Wilson

cc:	Todd Kaye, Bryan Cave Leighton Paisner LLP, todd.kaye@bclplaw.com